SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company

 Article 11 - CVM Instruction # 358/2002

In January 2013, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: Net Serviços de Comunicação S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management		( ) Controlling Group / Shareholders	( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			-	0%		0%
Shares	Preferred			-	0%		0%
ADR	Preferred shares abroad			-	0%		0%

Operations in the Month

Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common				-		-
Shares	Preferred				-		-
ADR	Preferred shares abroad				-		-

Final Balance

Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			-	0.0%		0.0%
Shares	Preferred			-	0.0%		0.0%
ADR	Preferred shares abroad			-	0.0%		0.0%

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company

 Article 11 - CVM Instruction # 358/2002

In January 2013, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: Net Serviços de Comunicação S.A.
Group and Related Persons	( X ) Board of Directors		( ) Management	( ) Controlling Group / Shareholders	( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			18	0%		0%
Shares	Preferred			-	0%		0%
Debenture				-	0%		0%

Operations in the Month

Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common				-
Shares	Common				-
Shares	Common						-
Shares	Preferred				-		-
Debenture	Preferred shares abroad				-

Final Balance

Securities/ Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			18	0%		0%
Shares	Preferred			-	0%		0%
Debenture				-	0%		0%

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company

 Article 11 - CVM Instruction # 358/2002

In January 2013, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: Net Serviços de Comunicação S.A.
Group and Related Persons	( ) Board of Directors	( ) Management		( X ) Controlling Group / Shareholders	( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			113,739,446	99.4%		33.2%
Shares	Preferred			223,081,448	97.6%		65.0%
Debentures

Operations in the Month

Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common
Shares	Preferred				-		-
Shares	Preferred				-
Shares	Preferred				-
Shares	ADR

Final Balance

Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			113,739,446	99.4%		33.2%
Shares	Preferred			223,081,448	97.6%		65.0%
Debentures

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company

 Article 11 - CVM Instruction # 358/2002

In January 2013, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: Embratel Participações S.A.
Group and Related Persons	( X ) Board of Directors		( ) Management		( ) Controlling Group / Shareholders	( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics				Quantity	%
						Same Class and Type	Total
Shares	Common				4		33.2%
Shares	Preferred				-		65.0%
Debenture

Operations in the Month

Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common				-
Shares	Common				-
Shares	Common				-
Shares	Preferred				-		-
Debenture	Preferred shares abroad				-

Final Balance

Securities/ Derivatives	Securities Characteristics				Quantity	%
						Same Class and Type	Total
Shares	Common				4	0%	33.2%
Shares	Preferred				-	0%	65.0%
Debenture

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company

 Article 11 - CVM Instruction # 358/2002

In January 2013, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: Embratel Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management		( ) Controlling Group / Shareholders	( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			2,828			33.2%
Shares	Preferred			2,826			65.0%
ADR	Preferred shares abroad

Operations in the Month

Securities / Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common				-		-
Shares	Preferred				-		-
ADR	Preferred shares abroad				-		-

Final Balance

Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type		Total
Shares	Common			2,828			33.2%
Shares	Preferred			2,826			65.0%
ADR	Preferred shares abroad

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.